

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 20, 2007

Mr. Fernando Ramirez Mazarredo
Group Managing Director of Finance
Repsol YPF, S.A.
Paseo de la Castellana
278-280, 28046
Madrid, Spain

       Re: Repsol YPF, S.A.
               Form 20-F for Fiscal Year Ended December 31, 2006
               Filed June 25, 2007
               Response Letter Dated December 13, 2007
               File No. 1-10220

Dear Mr. Mazarredo:

       We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2007

Overview of Consolidated Results of Operations

Affiliate Company

Taxes, page 84

1.   In your response letter dated September 28, 2007, you indicated you are relying upon the guidance of paragraph 92 of IAS 37, such that you believe that disclosure of your tax liability would prejudice seriously the position of the Company relative to these disputes. We further note in your response letter dated

December 13, 2007, that you are engaged in over 200 separately identifiable disputes with various tax authorities around the world. Please explain why you believe disclosure of your related total tax liability would seriously prejudice your position relative to any dispute. It continues to appear that you should modify your disclosures to disclose your total accrual. Please contact us if you wish to discuss.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 or Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief